UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

No Act

[redacted]

06029177

March 20, 2006

Kathleen E. Shannon
Senior Vice President, Secretary and Deputy General Counsel
American International Group, Inc.
70 Pine Street
New York, NY 10270

Re: American International Group, Inc.
Incoming letter dated January 13, 2006

Dear Ms. Shannon:

This is in response to your letter dated January 13, 2006 concerning the shareholder proposal submitted to AIG by William Steiner. We also have received letters on the proponent's behalf dated January 18, 2006 and March 7, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

1000617

AMERICAN INTERNATIONAL GROUP, INC.
70 PINE STREET
NEW YORK, NY 10270

KATHLEEN E. SHANNON
SENIOR VICE PRESIDENT, SECRETARY
AND DEPUTY GENERAL COUNSEL

TEL: 212-770-5123
FAX: 212-785-1584
KATHLEEN.SHANNON@AIG.COM

January 13, 2006

Securities and Exchange Commission,
Division of Corporation Finance,
Office of Chief Counsel,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Re: American International Group, Inc. – Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter is submitted by American International Group, Inc. (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to a proposal submitted for inclusion in the Company's proxy materials (the "Proxy Materials") for its 2006 annual meeting of shareholders by William Steiner, naming John Chevedden as his designated representative (the "Proponent"). The proposal (the "Proposal") and the accompanying supporting statement (the "Supporting Statement") are attached to this letter as Annex A.

The Company believes that the Proposal should be omitted from the Proxy Materials for the following reasons:

1. the Proponent has submitted more than one proposal;

2. the Proposal has already been substantially implemented; and

3. the Proposal may be omitted as the Company would not have the power to implement the Proposal.

In accordance with Rule 14a-8(j) under the Exchange Act, the Company hereby gives notice of its intention to omit the Proposal and Supporting Statement from the Proxy Materials and hereby respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from the Proxy Materials.

This letter constitutes the Company's statement of the reasons why it deems this omission to be proper. Enclosed are five additional copies of this letter, including the annexed Proposal and Supporting Statement.

The Proposal

The Proposal, "Independent Board Chairman," states:

"RESOLVED: Stockholders request that our Board of Directors change our governing documents (Charter or Bylaws if practicable) to require that the Chairman of our Board serve in that capacity only and have no management duties, titles, or responsibilities. This proposal gives our company an opportunity to cure our Chairman's loss of independence should it exist or occur once the proposal is adopted."

Grounds for Omission

1. The Proponent has submitted more than one proposal (Rule 14a-8(c))

At the outset, the Company respectfully directs the Staff's attention to the fact that this Proposal is one of two submitted to the Company this year by the Proponent, acting as proxy for two shareholders. Attached as Annex B is a copy of the second proposal. Despite a request for clarification, the Proponent failed to narrow his submission to one proposal. (Attached as Annex C is the letter to the Proponent and attached as Annex D is the Proponent's response.)

The Proponent himself does not qualify under Rule 14a-8(b) as an eligible proponent. By serving as proxy to other shareholders, this same Proponent has consistently evaded the prohibition on submissions of more than one proposal by a single shareholder. See The Boeing Co. (March 2, 2002); Northrop Grunman Corp. (March 22, 2002); Southwest Airlines Co. (March 13, 2001). Notwithstanding the fact that the Staff has not expressed its agreement with these grounds for exclusion in the past, we believe that the fact that the Proponent continues to disregard Rule 14a-8(c) and engage in this practice should cause the Staff to consider our request on these grounds. In particular, we believe exclusion on these grounds is important to protecting the purpose and intent of Rule 14a-8(c).

Due to the Proponent's submission of more than one proposal, the Company respectfully requests that the Staff confirm that it will not recommend enforcement action if the Proposal and Supporting Statement are omitted on this basis.

2. *The Proposal has already been substantially implemented (Rule 14a-8(i)(10))*

Rule 14a-8(i)(10) under the Exchange Act permits the exclusion of a shareholder proposal from a company's proxy materials "if the company has already substantially implemented the proposal." In applying this standard, the Commission has indicated the proposal need not be "fully effected" by the registrant, so long as it has been "substantially implemented." Release No. 34-20091, [1983-1984 Transfer Binder] Fed. Sec. L. Rep. ¶83,417 (August 16, 1983. Accordingly, Rule 14a-8(i)(10) permits exclusion of a shareholder proposal when a registrant has implemented the essential objective of the proposal, even where there is not exact correspondence between the actions sought by the shareholder proponent and the registrant's actions. See AMR Corporation (April 17, 2000) ("AMR"); Masco Corporation (March 29, 1999) ("Masco"); Erie Indemnity Company (March 15, 1999).

The primary purpose of the Proposal is to provide independent oversight of management, and specifically to separate the role of the Chairman from the CEO. The Company has already met these objectives. The Board of Directors of the Company (the "Board") amended the Company's By-laws (the "By-laws") on March 14, 2005 to permit, and on June 16, 2005 to require, the election of an independent Chairman. Under Section 2.7 of the Company's

By-laws (attached hereto as Annex E), the Board is required to select as its Chairman a director who is independent under the New York Stock Exchange ("NYSE") listing standards. Since April 21, 2005, Frank G. Zarb, an independent director under the NYSE listing standards, has served as the Company's Interim Chairman.

The Company believes that its standard is more stringent than that included in the Proposal. The Proposal requires that the Chairman have no "management duties, titles or responsibilities." Pursuant to the NYSE listing standard 303.A.2(b)(i), a director will not be considered independent if the director is or has been within the last three years, an employee of the company. Under the Proponent's formulation, a former chief executive officer could be Chairman immediately after his or her resignation.

Furthermore, the Staff has recognized that the standard in the Proposal is synonymous with a standard of independence. It concurred with the exclusion under Rule 14a-8(i)(11) of a proposal requiring that the chairman be an "independent director" on the grounds that the proposal was substantially duplicative of a proposal nearly identical to this Proposal, requiring that the chairman "have no management duties, titles, or responsibilities." See Comcast Corporation (March 22, 2005).

For the foregoing reasons, the Company believes that it may omit the Proposal from the Proxy Materials under Rule 14a-8(i)(10).

3. ***The Proposal and Supporting Statement are in violation of the Commission's proxy rules (Rule 14a-9 and Rule 14a-8(i)(3))***

A shareholder proposal may be omitted under Rule 14a-8(i)(3) where it is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

Staff Legal Bulletin 14B affirmed that a proposal may be modified or excluded where the company demonstrates that a factual statement is materially false or misleading.

The Supporting Statement states that, "Twenty (20) shareholder proposals on the topic won an impressive

54% average yes-vote in 2005." This is materially false and misleading. Based on our research, of the 2005 proxy materials filed with the Commission, only two contained proposals requesting that the chairman have no "managerial duties, titles, or responsibilities." See Citigroup Inc. (Definitive Proxy Statement filed March 15, 2005); JPMorgan Chase & Co. (Definitive Proxy Statement filed April 4, 2005). Approximately 30% of Citigroup Inc. and 39.33% of JPMorgan Chase & Co. shareholders voted for the proposal. See http://www.issueatlas.com/content/menutop/content/subscription/fridayreportfiles/fridayreport04222005.html; JPMorgan Chase & Co. (Form 8-K filed May 20, 2005). These numbers are significantly lower than what the Proposal states, making it materially false and misleading.

The Proposal also states that in 2005 it was reported, "We had no provision for an Independent Chairman as a permanent part of our corporate governance." As previously stated, the By-laws, as amended June 16, 2005, require the Board to select as its Chairman a director who is independent under the NYSE listing standards. Therefore, the statement is materially false and misleading.

For these reasons, the Proposal is excludable under Rule 14a-8(i)(3) unless it is revised to remove these materially false and misleading statements.

Conclusion

In accordance with Rule 14a-8(j), the Company is contemporaneously notifying the Proponent, by copy of this letter including Annexes A through E of its intention to omit the Proposal from its Proxy Materials.

The Company anticipates that it will mail its definitive Proxy Materials to shareholders on or about April 4, 2006.

The Company hereby respectfully requests that the Staff indicate that it will not to recommend enforcement action to the Commission if the Proposal and Supporting Statement are excluded from the Company's Proxy Materials for the reasons set forth above.

If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (212) 770-5123 or, in the undersigned's absence, Eric N. Litzky at (212) 770-6918.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of the letter and returning it in the enclosed self-addressed stamped envelope.

Very truly yours,

Kathleen E. Shannon

Kathleen E. Shannon

Senior Vice President,
Secretary and Deputy General Counsel

(Enclosures)

cc: Eric N. Litzky
(American International Group, Inc.)
John Chevedden
William Steiner

Annex A

Please see attached.

[November 21, 2005]

3 – Independent Board Chairman

RESOLVED: Stockholders request that our Board of Directors change our governing documents (Charter or Bylaws if practicable) to require that the Chairman of our Board serve in that capacity only and have *no management* duties, titles, or responsibilities. This proposal gives our company an opportunity to cure our Chairman's loss of independence should it exist or occur once this proposal is adopted.

The primary purpose of our Chairman and Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. Separating the roles of Chairman and CEO can promote greater management accountability to shareholders and lead to a more objective evaluation of our CEO.

54% Yes-Vote

Twenty (20) shareholder proposals on this topic won an impressive 54% average yes-vote in 2005. The Council of Institutional Investors www.cii.org, whose members have $3 trillion invested, recommends adoption of this proposal topic.

Progress Begins with One Step

It is important to take one forward step and adopt the above RESOLVED statement since our 2005 governance was not impeccable. For instance in 2005 it was reported (and certain concerns are noted):

• The Corporate Library (TCL) http://www.thecorporatelibrary.com/ a pro-investor research firm rated our company:

"F" in Overall Board Effectiveness.
"D" in Board Composition.
"F" in CEO Compensation.
"F" in Litigation & Regulatory Problems.
"D" in Accounting.

Overall Governance Risk Assessment = High

• We had no provision for an Independent Chairman as a permanent part of our corporate governance – Independent oversight concern.
• We had 16 directors – Unwieldy board concern and CEO dominance concern.
• Our full board had only 5 meetings in a year.

• Four directors were rated "problem directors" by The Corporate Library:

1) Mr. Aidinoff – because he chaired the director nomination committee at American International Group, which received a Board Composition grade of "F" by TCL.
2) Mr. M. Cohen – because he chaired the executive compensation committee at American International Group, which received a CEO Compensation rating of "F" by TCL.
3) Amb. Hills – due to significant losses of shareholder value at Time Warner, Lucent Technologies and American International Group during her director tenure.
4) Mr. W. Cohen – due to his past involvement with the board of Global Crossing Limited, which filed for Chapter 11 bankruptcy.

These "problem directors" also wielded more power because of their positions on our key Committees:

Mr. Aidinoff and Amb. Hills served on our Audit Committee.

Mr. W. Cohen served on our Compensation Committee.

Mr. M. Cohen and Amb. Hills served on our Nomination and Governance Committees. These less-than-best practices reinforce the reason to take one step forward and adopt this proposal.

Moreover

It is well to remember that at Enron, WorldCom, Tyco, and other legends of mis-management and/or corruption, the Chairman also served as CEO. If a CEO, who is also the Chairman, wants to cover up improprieties and directors disagree, with whom do they lodge complaints? The Chairman?

Independent Board Chairman
Yes on 3

Notes:

The above format is the format submitted and intended for publication.

William Steiner, 9254 Via Classico East, Wellington, FL 33411 and 112 Abbottsford Gate, Piermont, NY 10968 submitted this proposal.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting.

Please acknowledge this proposal within 14-days and advise the most convenient fax number and email address for the Corporate Secretary's office.

Annex B

Please see attached.

[November 30, 2005]
3 – Recoup Unearned Management Bonuses

"RESOLVED: Shareholders request our board of directors to adopt a policy whereby, in the event of a restatement of financial results, our board will review all bonuses and other awards that were made to senior executives on the basis of having met or exceeded performance targets during the period of the restatement and will recoup for the benefit of our company all such bonuses or awards to the extent that these performance targets were not achieved.

This would include that all applicable employment agreements and compensation plans adopt enabling or consistent text in an expedited manner as soon as feasibly possible. This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing contracts and pay plans.

Similar to Proposal Voted at Computer Associates

This proposal is similar to the proposal voted at the Computer Associates (CA) August 2004 annual meeting. In October 2003 Computer Associates announced that it had inflated revenues in the fiscal year ending March 31, 2000 by reporting revenue from contracts before they had been signed.

Bonuses for senior executives that year were based on income exceeding goals. Sanjay Kumar, then CEO, received a $3.2 million bonus based on Computer Associates' supposedly superior performance. Mr. Kumar did not offer to return his bonus based on discredited earnings.

There is no excuse for over-compensation based on discredited earnings at any company. This proposal will give us as shareholders more options if we find ourselves in a situation similar to the Computer Associates scenario. If it appears that our Company reported erroneous results that must be negatively restated, then our board should be enabled, by adoption of this proposal, to recoup executive pay that was not earned or deserved.

Incentive pay needs to focus on motivating senior executives

On November 7, 2005, AIG determined that it will be required to restate its previously issued financial statements for the years ended December 31, 2004, 2003 and 2002, along with affected Selected Consolidated Financial Data for 2001 and 2000 and quarterly financial information for 2004 and the first two quarters of 2005. AIG's prior financial statements for those periods should therefore no longer be relied upon.

The Corporate Library (TCL) http://www.thecorporatelibrary.com/ a pro-investor research firm said it had long rated AIG poorly for its overall board effectiveness, its weak overall board composition, its questionable compensation practices, and its equally questionable strategic decision-making and accounting practices.

It is not enough for AIG's compensation system to encourage good work. It needs also to discourage bad work and misstatement of results.

Recoup Unearned Management Bonuses
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Kenneth Steiner, 14 Stoner Ave., 2M. Great Neck, NY 11021 submitted this proposal.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting.
Please acknowledge this proposal within 14-days.

Annex C

Please see attached.

AMERICAN INTERNATIONAL GROUP, INC.
70 PINE STREET
NEW YORK, NY 10270

KATHLEEN E. SHANNON
SENIOR VICE PRESIDENT, SECRETARY
AND DEPUTY GENERAL COUNSEL

TEL 212-770-5123
FAX: 212-785-1584
KATHLEEN.SHANNON@AIG.COM

December 12, 2005

CERTIFIED MAIL, RETURN RECEIPT REQUESTED

John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Re: American International Group, Inc. ("AIG"), Deficiencies in shareholder proposals titled "Independent Board Chairman" and "Recoup Unearned Management Bonuses"

Dear Mr. Chevedden:

This letter is sent to you in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, pursuant to which we must notify you of any procedural or eligibility deficiencies in your shareholder proposal, dated November 21, 2005 and received November 30, 2005 and entitled "Independent Board Chairman", as well as of the time frame for your response to this letter. For the reasons set forth below, we believe that your proposal may be excluded from our proxy statement for our upcoming 2006 annual meeting of shareholders, unless these deficiencies are cured within 14 days of your receipt of this letter.

Under Question (2) of Rule 14a-8, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of AIG's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal is submitted and must continue to hold those securities through the date of the meeting. According to our registrar and transfer agent, you are not a registered holder of shares of AIG's common stock. Thus, you must establish your eligibility to submit the proposal in one of the two ways specified in Rule 14a-8(b)(2): one, by submitting to us a written statement from the record holder (usually a broker or bank) of your AIG securities verifying that at the time you submitted your proposal you continuously held the securities for at least one year; or two, if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or a Form 5 (or any amendments thereto), you may send us a copy of any of these schedules or forms, and any subsequent amendment reporting a change in your ownership level of the securities.

Under Question (3) of Rule 14a-8, you may only submit one proposal for consideration at the 2006 annual meeting. It appears that your proposal may relate to another matter: proposal submitted by Kenneth Steiner, with you also acting as proxy, dated November 30, 2005 and received December 1, 2005, titled "Recoup Unearned Management Bonuses." In light of this uncertainty, we request that you clarify this situation. With respect to this second proposal, we again request that you provide the securities ownership information described in the previous paragraph to correct the eligibility deficiency.

Under Question (6) of Rule 14a-8, we are required to inform you that if you would like to respond to this letter or remedy the deficiencies described above, your response must be postmarked, or transmitted electronically, no later than 14 days from the date that you received this letter. Enclosed for your reference please find a copy of Rule 14a-8(b)(2).

Very truly yours,

Kathleen E. Shannon

Kathleen E. Shannon

(Enclosure)

cc: William Steiner
Kenneth Steiner

copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should

make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) ***Relates to Election:*** If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) ***Specific Amount of Dividends:*** If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

Annex D

Please see attached.

From: J [mailto:olmsted7p@earthlink.net]
Sent: Monday, December 19, 2005 9:26 PM
To: kathleen.shannon@aig.com
Subject: (AIG)

Dear Ms. Shannon,
In response to your December 12, 2005 letter, received on December 19, 2005, Mr. William Steiner submitted a proposal for Independent Board Chairman and Mr. Kenneth Steiner submitted a proposal for Recoup Unearned Management Bonuses. Thus each proponent submitted one proposal. I hope clarifies the question. Sincerely, John Chevedden

Annex E

Please see attached.

AMENDED JUNE 16, 2005

AMERICAN INTERNATIONAL GROUP, INC.

BY-LAWS

ARTICLE I

Stockholders

Section 1.1. Annual Meetings. An annual meeting of stockholders shall be held for the election of directors at such date, time and place either within or without the State of Delaware as may be designated by the Board of Directors from time to time. Any other proper business may be transacted at the annual meeting.

Section 1.2. Special Meetings. Special meetings of stockholders for any purpose or purposes may be called at any time by the Chairman, a Vice Chairman, if any, the President, if any, the Secretary or the Board of Directors, to be held at such date, time and place either within or without the State of Delaware as may be stated in the notice of the meeting. A special meeting of stockholders shall be called by the Secretary upon the written request, stating the purpose of the meeting, of stockholders who together own of record twenty-five percent of the outstanding shares of each class of stock entitled to vote at such meeting.

Section 1.3. Notice of Meetings. Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, the written notice of any meeting shall be given not less than ten nor more than sixty days before the date of such meeting to each stockholder entitled to vote at such meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the Corporation. No business other than that stated in the notice shall be transacted at any special meeting without the unanimous consent of all the stockholders entitled to vote thereat.

Section 1.4. Adjournments. Any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken; provided, that if the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting.

Section 1.5. Quorum. At each meeting of stockholders, except where otherwise provided by law or the certificate of incorporation or these by-laws, the holders of a majority of the outstanding shares of each class of stock entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum. In the absence of a quorum, the stockholders so present may, by majority vote, adjourn the meeting from time to time in the manner provided by Section 1.4 of these by-laws until a quorum shall attend. Shares of its own capital stock belonging on the record date for the meeting to the Corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

Section 1.6. Organization. Meetings of stockholders shall be presided over by the Chairman, or in the absence of the Chairman by the President, or in the absence of the President by a Vice Chairman, if any, or in the absence of a Vice Chairman by a Vice President, or in the absence of the foregoing persons by a chairman designated by the Board of Directors, or in the absence of such designation by a chairman chosen at the meeting. The Secretary shall act as secretary of the meeting, or in the absence of the Secretary an Assistant Secretary shall so act, or in their absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 1.7. Classes or Series of Stock; Voting Proxies. For purposes of this Article I, two or more classes or series of stock shall be considered a single class if and to the extent that the holders thereof are entitled to vote together as a single class at the meeting. Unless otherwise provided in the certificate of incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by such stockholder which has voting power upon the matter in question. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or another duly executed proxy bearing a later date with the Secretary of the Corporation. Voting at meetings of stockholders need not be by written ballot and need not be conducted by inspectors unless the holders of a majority of the outstanding shares of all classes of stock entitled to vote thereon present in person or by proxy at such meeting shall so determine. At all meetings of stockholders for the election of directors a plurality of the votes cast shall be sufficient to elect. With respect to other matters, unless otherwise provided by law or by the certificate of incorporation or these by-laws, the affirmative vote of the holders of a majority of the shares of all classes of stock present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, provided that (except as otherwise required by law or by the certificate of incorporation) the Board of Directors may require a larger vote upon any such matter. Where a separate vote by class is required, the affirmative vote of the holders of a majority of the shares of each class present in person or represented by proxy at the meeting shall be the act of such class, except as otherwise provided by law or by the certificate of incorporation or these by-laws.

Section 1.8. Fixing Date for Determination of Stockholders of Record. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty nor less than ten days before the date of any meeting, nor more than sixty days prior to any other action. If no record date is fixed: (1) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; (2) the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the board is necessary, shall be the day on which the first written consent is expressed; and (3) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 1.9. List of Stockholders Entitled to Vote. The Secretary shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present.

Section 1.10. Consent of Stockholders in Lieu of Meeting. Unless otherwise provided in the certificate of incorporation, any action required by law to be taken at any annual or special meeting of stockholders of the Corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

Section 1.11. Advance Notice of Stockholder Nominees for Director and Other Stockholder Proposals. (a) The matters to be considered and brought before any annual or special meeting of stockholders of the Corporation shall be limited to only such matters, including the nomination and election of directors, as shall be brought properly before such meeting in compliance with the procedures set forth in this Section 1.11.

(b) For any matter to be properly brought before any annual meeting of stockholders, the matter must be (i) specified in the notice of annual meeting given by or at the direction of the Board of Directors, (ii) otherwise brought before the annual meeting by or at the direction of the Board of Directors or (iii) brought before the annual meeting in the manner specified in this Section 1.11(b)(x) by a stockholder that holds of record stock of the Corporation entitled to vote at the annual meeting on such matter (including any election of a director) or (y) by a person (a "Nominee Holder") that holds such stock through a nominee or "street name" holder of record of such stock and can demonstrate to the Corporation such indirect ownership of, and such Nominee Holder's entitlement to vote, such stock on such matter. In addition to any other requirements under applicable law, the certificate of incorporation and these by-laws, persons nominated by stockholders for election as directors of the Corporation and any other proposals by stockholders shall be properly brought before an annual meeting of stockholders only if notice of any such matter to be presented by a stockholder at such meeting (a "Stockholder Notice") shall be delivered to the Secretary at the principal executive office of the Corporation not less than ninety nor more than one hundred and twenty days prior to the first anniversary date of the annual meeting for the preceding year; provided, however, that if and only if the annual meeting is not scheduled to be held within a period that commences thirty days before and ends thirty days after such anniversary date (an annual meeting date outside such period being referred to herein as an "Other Meeting Date"), such Stockholder Notice shall be given in the manner provided herein by the later of (i) the close of business on the date ninety days prior to such Other Meeting Date or (ii) the close of business on the tenth day following the date on which such Other Meeting Date is first publicly announced or disclosed. Any stockholder desiring to nominate any person or persons (as the case may be) for election as a director or directors of the Corporation at an annual meeting of stockholders shall deliver, as part of such Stockholder Notice, a statement in writing setting forth the name of the person or persons to be nominated, the number and class of all shares of each class of stock of the Corporation owned of record and beneficially by each such person, as reported to such stockholder by such person, the information regarding each such person required by paragraphs (a), (e) and (f) of Item 401 of Regulation S-K adopted by the Securities and Exchange Commission, each such person's signed consent to serve as a director of the Corporation if elected, such stockholder's name and address, the number and class of all shares of each class of stock of the Corporation owned of record and beneficially by such stockholder and, in the case of a Nominee Holder, evidence establishing such Nominee Holder's indirect ownership of stock and entitlement to vote such stock for the election of directors at the annual meeting. Any stockholder who gives a Stockholder Notice of any matter (other than a nomination for director) proposed to be brought before an annual meeting of stockholders shall deliver, as part of such Stockholder Notice, the text of the proposal to be presented and a brief written statement of the reasons why such stockholder favors the proposal and setting forth such stockholder's name and address, the number and class of all shares of each class of stock of the Corporation owned of record and beneficially by such stockholder, any material interest of such stockholder in the matter proposed (other than as a stockholder), if applicable, and, in the case of a Nominee Holder, evidence establishing such Nominee Holder's indirect ownership of stock and entitlement to vote such stock on the matter proposed at the annual meeting. As used in these by-laws, shares "beneficially owned" shall mean all shares which such person is deemed to beneficially own pursuant to Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934 (the "Exchange Act"). If a stockholder is entitled to vote only for a specific class or category of directors at a meeting (annual or special), such stockholder's right to nominate one or more individuals for election as a director at the meeting shall be limited to such class or category of directors.

Notwithstanding any provision of this Section 1.11 to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation at the next annual meeting of stockholders is increased by virtue of an increase in the size of the Board of Directors and either all of the nominees for director at the next annual meeting of stockholders or the size of the increased Board of Directors is not publicly announced or disclosed by the Corporation at least one hundred days prior to the first anniversary of the preceding year's annual meeting, a Stockholder Notice shall also be considered timely hereunder, but only with respect to nominees to stand for election at the next annual meeting as the result of any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive office of the Corporation not later than the close of business on the tenth day following the first day on which all such nominees or the size of the increased Board of Directors shall have been publicly announced or disclosed.

(c) Except as provided in the immediately following sentence, no matter shall be properly brought before a special meeting of stockholders unless such matter shall have been brought before the meeting pursuant to the Corporation's notice of such meeting. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any stockholder entitled to vote for the election of such director(s) at such meeting may nominate a person or persons (as the case may be) for election to such position(s) as are specified in the Corporation's notice of such meeting, but only if the Stockholder Notice required by Section 1.11(b) hereof shall be delivered to the Secretary at the principal executive office of the Corporation not later than the close of business on the tenth day following the first day on which the date of the special meeting and either the names of all nominees proposed by the Board of Directors to be elected at such meeting or the number of directors to be elected shall have been publicly announced or disclosed.

(d) For purposes of this Section 1.11, a matter shall be deemed to have been "publicly announced or disclosed" if such matter is disclosed in a press release reported by the Dow Jones News Service, the Associated Press or a comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission.

(e) In no event shall the adjournment of an annual meeting or a special meeting, or any announcement thereof, commence a new period for the giving of notice as provided in this Section 1.11. This Section 1.11 shall not apply to (i) any stockholder proposal made pursuant to Rule 14a-8 under the Exchange Act or (ii) any nomination of a director in an election in which only the holders of one or more series of Preferred Stock of the Corporation issued pursuant to Article FOUR of the certificate of incorporation are entitled to vote (unless otherwise provided in the terms of such stock).

(f) The chairman of any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall have the power and duty to determine whether notice of nominees and other matters proposed to be brought before a meeting has been duly given in the manner provided in this Section 1.11 and, if not so given, shall direct and declare at the meeting that such nominees and other matters shall not be considered.

Section 1.12. Approval of Stockholder Proposals. Except as otherwise required by law, any matter (other than a nomination for director) that has been properly brought before an annual or special meeting of stockholders of the Corporation by a stockholder (including a Nominee Holder) in compliance with the procedures set forth in Section 1.11 shall require for approval thereof the affirmative vote of the holders of not less than a majority of all outstanding shares of Common Stock of the Corporation and all other outstanding shares of stock of the Corporation entitled to vote on such matter, with such outstanding shares of Common Stock and other stock considered for this purpose as a single class. Any vote of stockholders required by this Section 1.12 shall be in addition to any other vote of stockholders of the Corporation that may be required by law, the certificate of incorporation or these by-laws, by any agreement with a national securities exchange or otherwise.

ARTICLE II

Board of Directors

Section 2.1. Powers; Number; Qualifications. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, except as may be otherwise provided by law or in the certificate of incorporation. The Board shall consist of not less than seven nor more than 21 members, the number thereof to be determined from time to time by the Board; provided, however, that in determining the number of directors no account shall be taken of any non-voting director, including any advisory or honorary director, that may be elected from time to time by a majority of the Board of Directors. The number of directors may be increased by amendment of these by-laws by the affirmative vote of a majority of the directors then in office, although less than a quorum, or by the affirmative vote of the holders of a majority of the outstanding shares of all classes of stock entitled to vote thereon, and by like vote the additional directors may be elected to hold office until the next succeeding annual meeting of stockholders and until their respective successors are elected and qualified or until their respective earlier resignations or removals. Directors need not be stockholders.

Section 2.2. Election; Term of Office; Resignation; Removal; Vacancies. Each director shall hold office until the annual meeting of stockholders next succeeding his or her election and until his or her successor is elected and qualified or until his or her earlier resignation or removal. Any director may resign at any time upon written notice to the Board of Directors or to the Chairman or the Secretary of the Corporation. Such resignation shall take effect at the time specified therein, and no acceptance of such resignation shall be necessary to make it effective. Any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors; and any vacancy so created may be filled by the holders of a majority of the shares then entitled to vote at an election of directors. Whenever the holders of any class or series of stock are entitled to elect one or more directors by the provisions of the certificate of incorporation, the provisions of the preceding sentence shall apply, in respect to the removal without cause of a director or directors so elected, to the vote of the holders of the outstanding shares of that class or series and not to the vote of the outstanding shares as a whole. Unless otherwise provided in the certificate of incorporation or these by-laws, vacancies (other than any vacancy created by removal of a director by shareholder vote) and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class or from any other cause may be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director. Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the certificate of incorporation, vacancies and newly created directorships of such class or classes or series may, unless otherwise provided in the certificate of incorporation, be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by the sole remaining director so elected.

Section 2.3. Regular Meetings. Regular meetings of the Board of Directors may be held at such places within or without the State of Delaware and at such times as the Board may from time to time determine, and if so determined notice thereof need not be given.

Section 2.4. Special Meetings. Special meetings of the Board of Directors may be held at any time or place within or without the State of Delaware whenever called by the Chairman or by the President or on the written request of any two directors. Reasonable notice thereof shall be given by the person calling the meeting.

Section 2.5. Participation in Meetings by Conference Telephone Permitted. Unless otherwise restricted by the certificate of incorporation or these by-laws, members of the Board of Directors, or any committee designated by the Board, may participate in a meeting of the Board or of such committee, as the case may be, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this by-law shall constitute presence in person at such meeting.

Section 2.6. Quorum; Vote Required for Action. At all meetings of the Board of Directors a majority of the entire Board shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board unless the certificate of incorporation or these by-laws shall require a vote of a greater number. In case at any meeting of the Board a quorum shall not be present, a majority of the members of the Board present may adjourn the meeting from time to time until a quorum shall attend, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which adjournment is taken.

Section 2.7. Chairman. The Board of Directors shall annually select one of its members who is independent under the New York Stock Exchange listing standards to be Chairman and shall fill any vacancy in the position of Chairman at such time and in such manner as the Board of Directors shall determine.

Section 2.8. Organization. Meetings of the Board of Directors shall be presided over by the Chairman or, in the absence of the Chairman by the President or, in the absence of the President, by a Vice Chairman, if any, or in their absence by a chairman chosen at the meeting. The Secretary, or in the absence of the Secretary an Assistant Secretary, shall act as secretary of the meeting, but in the absence of the Secretary and any Assistant Secretary the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 2.9. Action by Directors Without a Meeting. Unless otherwise restricted by the certificate of incorporation or these by-laws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board or of such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.

Section 2.10. Compensation of Directors. The Board of Directors shall have the authority to fix the compensation of directors.

ARTICLE III

Committees

Section 3.1. Committees. The Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of two or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent permitted by applicable law and provided in the resolution of the Board or in these by-laws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be stated in these by-laws or as may be determined from time to time by resolution adopted by the Board of Directors. The committees shall keep regular minutes of their proceedings and report the same to the Board of Directors when required. If the committee is for the purpose of managing the business of a division of the Corporation, at the option of the Board of Directors and provided that two directors serve on such committee, one or more of the members of the committee may be an officer or officers or employee or employees of the Corporation or a subsidiary thereof who are not directors, provided further that neither the quorum nor any action of the committee shall be determined by the presence or vote of any such member who is not a director.

The Executive Committee, if one shall be designated, to the extent permitted by applicable law shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it. Except as otherwise provided from time to time in resolutions passed by a majority of the whole Board of Directors, the powers and authority of the Executive Committee shall include the power and authority to declare a dividend on stock, to authorize the issuance of stock and to adopt a certificate of ownership and merger pursuant to Section 253 of the Delaware General Corporation Law. Except as otherwise provided from time to time in resolutions passed by a majority of the whole Board of Directors, the power and authority of the Executive Committee shall not include the power or authority to nominate persons to serve as directors or to fill vacancies or newly created directorships, which power and authority shall be vested in the Board of Directors.

The Audit Committee, if one shall be designated, shall be composed of at least three directors, all of whom shall be persons who are not officers or employees of the Corporation or any of its parents or affiliates. Such Committee shall have the duty to advise the Board of Directors and the officers generally in matters relating to audits of the records of account of the Corporation and its subsidiaries. Such Committee shall recommend to the Board of Directors the nomination of the independent public accountants for the ensuing fiscal year, shall meet from time to time with the independent public accountants to review the scope of any proposed audit and to review the financial statements of the Corporation and its subsidiaries and the public accountants' certificate relating thereto, and may also meet with such internal auditors as may be employed by the Corporation or its subsidiaries.

The Finance Committee, if one shall be designated, shall direct the financial and investment policy of the Corporation. Subject to the control of the Board of Directors, it shall have power to invest and reinvest the assets of the Corporation in such securities or other property as it may elect and to change such investments at such time or times as it may deem proper, all subject to the requirements of law, and to assist, counsel and advise the Finance and Investment Committees of the Corporation's subsidiaries. All action taken by the Finance Committee shall be reported to the Board at its meeting next succeeding such action.

Section 3.2. Committee Rules. Unless the Board of Directors otherwise provides, each committee designated by the Board may adopt, amend and repeal rules for the conduct of its business. In the absence of a provision by the Board or a provision in the rules of such committee to the contrary, a majority of the members of such committee shall constitute a quorum for the transaction of business, the vote of a majority of the members present at a meeting at the time of such vote if a quorum is then present shall be the act of such committee, and in other respects each committee shall conduct its business in the same manner as the Board conducts its business pursuant to Article II of these by-laws.

ARTICLE IV

Officers

Section 4.1. Officers; Election. As soon as practicable after the annual meeting of stockholders in each year, the Board of Directors shall elect a President and a Secretary, and it may, if it so determines, elect one or more Vice Chairmen. The Board may also elect one or more Vice Presidents, one or more Assistant Vice Presidents, one or more Assistant Secretaries, a Treasurer and one or more Assistant Treasurers and such other officers as the Board may deem desirable or appropriate and may give any of them such further designations or alternate titles as it considers desirable. Any number of offices may be held by the same person.

Section 4.2. Term of Office; Resignation; Removal; Vacancies. Except as otherwise provided in the resolution of the Board of Directors electing any officer each officer shall hold office until the first meeting of the Board after the annual meeting of stockholders next succeeding his or her election, and until his or her successor is elected and qualified or until his or her earlier resignation or removal. Any officer may resign at any time upon written notice to the Board or to the Chairman or to the President or to the Secretary of the Corporation. Such resignation shall take effect at the time specified therein, and no acceptance of such resignation shall be necessary to make it effective. The Board may remove any officer with or without cause at any time. Any such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation, but the election of an officer shall not of itself create contractual rights. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled for the unexpired portion of the term by the Board at any regular or special meeting.

Section 4.3. President. The President shall be the Chief Executive Officer and shall have general charge and supervision of the business of the Corporation and shall perform all duties incident to the office of a President of a corporation and such other duties as may, from time to time, be assigned to him or her by the Board. In the absence of the Chairman, the President shall preside at all meetings of the Board of Directors and of the stockholders at which he or she shall be present.

Section 4.4. Vice Chairman. Any Vice Chairman shall have and may exercise such powers as may, from time to time, be assigned to him or her by the Board. In the absence of the Chairman and President, a Vice Chairman, if any, shall preside at all meetings of the Board of Directors and of the stockholders at which he or she shall be present.

Section 4.5. Vice Presidents. The Vice President or Vice Presidents, at he request or in the absence of the President or during the President's inability to act, shall perform the duties of the President, and when so acting hall have the powers of the President. Vice Presidents include all Executive Vice Presidents and Senior Vice Presidents. If there be more than one Vice President, the Board of Directors may determine which one or more of the Vice Presidents shall perform any of such duties; or if such determination is not made by the Board, the President may make such determination; otherwise any of the Vice Presidents may perform any of such duties. The Vice President or Vice Presidents shall have such other powers and shall perform such other duties as may, from time to time, be assigned to him or her or them by the Board or the President or as may be provided by law.

Section 4.6. Secretary. The Secretary shall have the duty to record the proceedings of the meetings of the stockholders, the Board of Directors and any committees in a book to be kept for that purpose, shall see that all notices are duly given in accordance with the provisions of these by-laws or as required by law, shall be custodian of the records of the Corporation, may affix the corporate seal to any document the execution of which, on behalf of the Corporation, is duly authorized, and when so affixed may attest the same, and, in general, shall perform all duties incident to the office of secretary of a corporation and such other duties as may, from time to time, be assigned to him or her by the Board or the President or as may be provided by law.

Section 4.7. Treasurer. The Treasurer shall have charge of and be responsible for all funds, securities, receipts and disbursements of the Corporation and shall deposit or cause to be deposited, in the name of the Corporation, all moneys or other valuable effects in such banks, trust companies or other depositories as shall, from time to time, be selected by or under authority of the Board of Directors. If required by the Board, the Treasurer shall give a bond for the faithful discharge of his or her duties, with such surety or sureties as the Board may determine. The Treasurer shall keep or cause to be kept full and accurate records of all receipts and disbursements in books of the Corporation, shall render to the President and to the Board, whenever requested, an account of the financial condition of the Corporation, and, in general, shall perform all the duties incident to the office of treasurer of a corporation and such other duties as may, from time to time, be assigned to him or her by the Board or the President or as may be provided by law.

Section 4.8. Other Officers. The other officers, if any, of the Corporation, including any Assistant Vice Presidents, shall have such powers and duties in the management of the Corporation as shall be stated in a resolution of the Board of Directors which is not inconsistent with these by-laws and, to the extent not so stated, as generally pertain to their respective offices, subject to the control of the Board. The Board may require any officer, agent or employee to give security for the faithful performance of his or her duties.

ARTICLE V

Stock

Section 5.1. Certificates. Every holder of stock in the Corporation shall be entitled to have a certificate signed by or in the name of the Corporation by the Chairman or a Vice Chairman, if any, or the President, if any, or a Vice President and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary, of the Corporation, certifying the number of shares owned by such holder in the Corporation. If such certificate is manually signed by one officer or manually countersigned by a transfer agent or by a registrar, any other signature on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

Section 5.2. Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates. The Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner's legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

ARTICLE VI

Miscellaneous

Section 6.1. Fiscal Year. The fiscal year of the Corporation shall be the calendar year.

Section 6.2. Seal. The Corporation may have a corporate seal which shall have the name of the Corporation inscribed thereon and shall be in such form as may be approved from time to time by the Board of Directors. The corporate seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

Section 6.3. Waiver of Notice of Meetings of Stockholders, Directors and Committees. Whenever notice is required to be given by law or under any provision of the certificate of incorporation or these by-laws, a written waiver thereof, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any written waiver of notice unless so required by the certificate of incorporation or these by-laws.

Section 6.4. Indemnification of Directors, Officers and Employees. The Corporation shall indemnify to the full extent authorized by law any person made or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person or such person's testator or intestate is or was a director, officer or employee of the Corporation or serves or served at the request of the Corporation any other enterprise as a director, officer, employee or agent. For purposes of this by-law, the term "Corporation" shall include any predecessor of the Corporation and any constituent corporation (including any constituent of a constituent) absorbed by the Corporation in a consolidation or merger: the term "other enterprise" shall include any corporation, partnership, joint venture, trust or employee benefit plan; service "at the request of the Corporation" shall include service as a director, officer or employee of the Corporation which imposes duties on, or involves services by, such director, officer or employee with respect to an employee benefit plan, its participants or beneficiaries; any excise taxes assessed on a person with respect to an employee benefit plan shall be deemed to be indemnifiable expenses; and action by a person with respect to an employee benefit plan which such person reasonably believes to be in the interest of the participants and beneficiaries of such plan shall be deemed to be action not opposed to the best interests of the Corporation.

Section 6.5. Interested Directors; Quorum. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his or her or their votes are counted for such purpose, if: (1) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (2) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (3) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board or of a committee which authorizes the contract or transaction.

Section 6.6. Form of Records. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be kept on, or be in the form of, punch cards, magnetic tape, photographs, microphotographs or any other information storage device, provided that the records so kept can be converted into clearly legible form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect the same.

Section 6.7. Dividends. Subject to the provisions of the certificate of incorporation, the Board of Directors may, out of funds legally available therefor at any regular or special meeting, declare dividends upon the capital stock of the Corporation as and when they deem expedient. Before declaring any dividend, the Board may cause to be set apart out of any funds of the Corporation available for dividends, such sum or sums as the directors from time to time in their discretion deem proper for working capital or as a reserve fund to meet contingencies or for equalizing dividends or for such other purposes as the directors shall deem conducive to the interests of the Corporation.

Section 6.8. Checks. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or officers, agent or agents of the Corporation, and in such manner as shall be determined from time to time by resolution of the Board of Directors.

Section 6.9. Amendment of By-Laws. These by-laws may be amended or repealed, and new by-laws adopted, by the affirmative vote of a majority of the Board of Directors, but the holders of a majority of the shares then entitled to vote may adopt additional by-laws and may amend or repeal any by-law whether or not adopted by them.

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Wednesday, January 18, 2006 10:01 PM
To: CFLETTERS
Cc: Kathleen E. Shannon
Subject: Re American International Group, Inc. (AIG) No-Action Request William Steiner

Re American International Group, Inc. (AIG) No-Action Request William Steiner

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 18, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

American International Group, Inc. (AIG) Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Independent Board Chairman
Shareholder: William Steiner

Ladies and Gentlemen:

This is an initial response to the American International Group January 13, 2006 no action request.

The company failed to include complete documentation with its no action request. For instance it did not include Mr. Steiner's December 20, 2005 broker letter. Additionally the company did not submit any communication that it was displeased after Mr. Steiner's December 20, 2005 broker letter was faxed to the company. Therefore Mr. Steiner is clearly the proponent of this proposal.

The rule 14a-8 proposal states:
"3 Independent Board Chairman
"RESOLVED: Stockholders request that our Board of Directors change our governing documents (Charter or Bylaws if practicable) to require that the Chairman of our Board serve in that capacity only and have no management duties, titles, or responsibilities. This proposal gives our company an opportunity to cure our Chairman[1]s loss of independence should it exist or occur once this proposal is adopted."

The company cites its "Section 2.7. Chairman. The Board of Directors shall annually select one of its members who is independent under the New York Stock Exchange listing standards to be Chairman and shall fill any vacancy in the position of the Chairman at such time and in such manner as the Board of Directors shall determine."

The key text above is "shall fill any vacancy in the position of the Chairman at such time and in such manner as the Board of Directors shall determine." Thus if the Board selects an independent chairman in January and the chairman resigns in February the Board is free to select the company CEO as Chairman for the rest of the year. Thus a policy that would allow this proposal topic to be circumvented for 11 out of 12 months does not implement this rule 14a-8 proposal.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of the rule 14a-8 proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:

William Steiner
Kathleen E. Shannon <kathleen.shannon@aig.com>

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Tuesday, March 07, 2006 11:16 PM
To: CFLETTERS
Cc: Kathleen E. Shannon
Subject: #2 Re American International Group, Inc. (AIG) No-Action Request William Steiner

#2 Re American International Group, Inc. (AIG) No-Action Request William Steiner

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 7, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

American International Group, Inc. (AIG)
#2 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Independent Board Chairman
Shareholder: William Steiner

Ladies and Gentlemen:

This adds to the initial January 18, 2006 response to the American International Group January 13, 2006 no action request.

The company 30-day advance opposition statement to this proposal, by Ms. Kathleen Shannon dated March 3, 2006 is possibly the best argument against the company (i)(10) position. The company opposition statement said:
"A proposal to eliminate the Board's discretion to fill a vacancy in the position of

Chairman as the Board sees fits disregards the strong and independent governance framework that has been developed at AIG."

It is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner
Kathleen E. Shannon <kathleen.shannon@aig.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 20, 2006

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: American International Group, Inc.
Incoming letter dated January 13, 2006

The proposal requests that the board change the company's governing documents to require that the chairman serve in that capacity only and have no management duties, titles, or responsibilities.

There appears to be some basis for your view that AIG may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if AIG omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which AIG relies.

Sincerely,

Greg Belliston

Gregory Belliston
Attorney-Adviser